Exhibit (e)(1)

Item 11.  Executive Compensation.
          ----------------------

General

     The Company's compensation policy is based on its belief that total compensation programs for its Chief Executive Officer and other executives should be based upon many of the same criteria used in setting compensation for its other salaried employees--such as individual experience, initiative and performance--but that a larger portion of executive compensation should be tied directly to the financial performance of the Company.

     The Board of Directors has established a Compensation Committee to review and make recommendations regarding executive compensation. Members of the Compensation Committee are Dwain A. Newman, Richard D. Denison and David W. Truetzel, all directors of the Company. Operating within the guidance provided by the Board of Directors, the Compensation Committee's role is to assure that the Company's executive compensation strategy is aligned with the interests of the stockholders, and the Company's compensation structure will allow for fair and reasonable base salary levels and the opportunity for executives to earn compensation that reflects both Company and individual performance.

     The Compensation Committee determines executive compensation each year after reviewing its annual audit report. Salary and bonus determinations typically are made in March of each year and are based on Company and individual executive performance in the preceding year. Thus, salary and bonus determinations made in fiscal 2000 reflect performance in fiscal 1999. In addition, the Compensation Committee determines the amount of the Company's contribution to its 401(k) Retirement Plan at the end of each fiscal year. The following is a report of the Compensation Committee addressing the compensation policy as it related to the Company's Chief Executive Officer and its other executive officers for fiscal 2000.

REPORT OF THE COMPENSATION COMMITTEE

Compensation Policy

     The goal of the Company's executive compensation policy is to ensure that an appropriate relationship exists between executive pay and the creation of stockholder value, while at the same time motivating and retaining key employees. To achieve this goal, the Company's executive compensation policies integrate annual base compensation with bonuses based upon corporate performance and individual initiative and performance. In addition, eligible employees receive a portion of Company profits through the Company's annual contributions to its 401(k) Retirement Plan. Accordingly, in years in which performance goals are achieved or exceeded, total executive compensation tends to be higher than in years in which performance is below expectations. Annual cash compensation, together with the payment of incentive and deferred compensation, is designed to attract and retain qualified executives and to ensure that such executives have a continuing stake in the long-term success of the Company.

     Net profit is the primary measure of Company performance used to determine executive compensation. In addition, the Company may consider other factors, such as earnings per share and achievement of planned growth. The Company currently does not set any specific performance targets and does not use a set formula for determining executive salaries and bonuses but instead subjectively determines salary and bonus for executives in amounts that reflect consideration of the factors listed above. Executive officers eligible to participate in the Company's 401(k) Retirement Plan receive a pro rata share of the Company's annual contribution to the Plan based on the individual's tenure with the Company and base salary.

     Section 162(m) of the Internal Revenue Code of 1986, as adopted under the Omnibus Budget Reconciliation Act of 1993, generally limits a corporation's federal tax deduction for compensation paid to certain executive officers in any one year to $1,000,000. Because executive compensation currently falls far below $1,000,000 for each of the named executive officers, the Company does not have a policy on qualifying compensation of its executive officers for deductibility under Section 162(m). The Compensation Committee or the Board will evaluate the need for such a policy in the future in connection with its review of executive compensation.

Fiscal 2000 Compensation

     The Company's executive compensation program for fiscal 2000 consisted of
(i) base salary, adjusted from the prior year, (ii) pro rata match distribution under the 401(k) Retirement Plan, (iii) employer match related to the Employee Stock Purchase Plan and (iv) a bonus paid for improved and/or profitable company performance. The determinations of salary for each executive officer were made subjectively, based upon a combination of the performance factors described above and the perception of each executive's level of responsibility in the Company. Likewise, the Board of Directors subjectively determined the Company's total contribution to the 401(k) Retirement Plan for fiscal 2000. Mr. Funderburg's bonus paid in fiscal 2000 was for the performance of the Little Rock area stores for fiscal 1999, where Mr. Funderburg also serves as general manager.

CEO Compensation

     Dwain A. Newman has been Chairman and Chief Executive Officer of the Company since its inception in 1968. Consistent with the other executive officers, the structure of Mr. Newman's compensation package reflects the Company's philosophy of "total compensation and pay for performance." Mr. Newman's salary for fiscal 2000 was based primarily on Mr. Newman's position as Chairman and CEO of the Company. Although net profit was an important factor, the Compensation Committee subjectively determined his salary amount for fiscal 2000. During fiscal 2001, Mr. Newman will not receive a bonus for fiscal 2000.

Conclusion

     The Company believes that linking executive compensation to corporate performance results in a better alignment of compensation with corporate goals and stockholders' interest. The Compensation Committee believes that compensation levels during fiscal 2000 adequately reflect the Company's compensation goals and policies.

                                             National Home Centers, Inc.
                                             Compensation Committee

                                             Dwain A. Newman
                                             Richard D. Denison
                                             David W. Truetzel

                          Summary Compensation Table

     The following table sets forth certain summary information concerning the compensation paid by the Company to its Chief Executive Officer and its other officers whose aggregate remuneration exceeded $100,000 during the fiscal years indicated.

                           SUMMARY COMPENSATION TABLE

                                                                         Long-Term
                                            Annual Compensation         Compensation
                                           ----------------------       ------------
                                                                         Securities
         Name and             Fiscal                                     Underlying        All Other
    Principal Position         Year        Salary        Bonus(1)          Options      Compensation(3)
    ------------------        ------       ------        --------       ------------    ---------------
Dwain A. Newman                2000       $ 80,000            -0-                -0-        $
Chairman, Chief Executive      1999         80,000            -0-                -0-          5,306(2)
Officer                        1998         80,000            -0-                -0-
                                                                                              6,192(2)

                                                                                             18,903(2)

Danny R. Funderburg            2000        116,360        $32,500                -0-        $ 1,041
President and Chief            1999        113,940          8,000                -0-            884
Operating Officer              1998        101,440            -0-             30,000            619


Roger A. Holman                2000         95,060         10,000                -0-            687
Senior Vice President,         1999            *              *                  -0-            *
Merchandising, Purchasing      1998            *              *               30,000            *

Brent A. Hanby                 2000         95,092         10,000                -0-            689
Executive Vice President &     1999            *              *                  -0-            *
Chief Financial Officer        1998            *              *               30,000            *

(1) Bonuses are shown in the years paid; amounts paid are based upon Company performance in the year preceding the year paid.

(2) Includes premiums paid on term life insurance policies in the following amounts: $0 (fiscal 2000 & fiscal 1999); $8,130 (fiscal 1998). Also includes Mr. Newman's share (related PS-58 cost) of premiums paid on split-dollar life insurance policies in the following amounts: $4,750 (fiscal
    2000); $5,600 (fiscal 1999); $10,180 (fiscal 1998). Under the terms of the split-dollar policies, the Company will be reimbursed in an amount equal to the lesser of premium payments or the cash surrender value. The Company owns one of the split-dollar policies and the other policy is owned by a trust. See "Compensation Plans -- Life Insurance."

(3) Includes the named individual's pro rata share of Company contributions to the Company's 401(k) Retirement Plan in the following amounts: Dwain A. Newman, $556 (fiscal 2000); $592 (fiscal 1999), $593 (fiscal 1998); Danny R.
    Funderburg, $ 1,041 (fiscal 2000) $884 (fiscal 1999); and $619 (fiscal
    1998); Roger A. Holman, $687 (fiscal 2000); Brent A. Hanby $689 (fiscal
    2000).

Option Grants in 1998

     The following table sets forth information concerning each grant of stock options to the above named officers during fiscal year 1998. No stock options have been granted to the Company's executive officers since those listed below.

                                               Individual Grants
                    ----------------------------------------------------------------------------------------
                      Number of
                      Securities         Percentage of
                      Underlying         Total Options                                            Grant Date
                    Options Granted       Granted to         Exercise or Base      Expiration       Present
Name                   in 1998         Employees in 1998    Price ($/Share)(1)        Date         Value ($)
----                ----------------------------------------------------------------------------------------

Dwain A. Newman            -0-                 --                    --                     --         --

Danny R.                30,000              13.04%                $1.75           May 11, 2008         --
 Funderburg

Roger A. Holman         30,000              13.04%                $1.75           May 11, 2008         --

Brent A. Hanby          30,000              13.04%                $1.75           May 11, 2008         --


(1) Options granted during fiscal year 1998 were 20% vested upon issuance, with an increase in vesting of 20% per year beginning one year after the date of issuance, and have remaining contractual lives of 4.3 years. As permissible under Statement of Financial Accounting Standards (SFAS) No. 123, the Company accounts for stock options granted under the provisions of Accounting Principles Board Opinion No. 25, which recognizes compensation cost based on the intrinsic value of the equity award. Accordingly, no compensation expense was recognized in the statement of operations during fiscal year 1998. Had compensation cost for the company's stock option plan been determined based on the fair value at the grant date for awards for fiscal year 1999 and 1998 consistent with the provisions of SFAS No. 123, the effect on the Company's net earnings (loss) and earnings (loss) per share would not be materially different from the amounts reported. No options were granted in fiscal 2000 or fiscal 1999.

Compensation of Directors

     The Company pays each of its outside directors $15,000 per year, regardless of the number of meetings attended. During fiscal 2000, the Company paid no additional compensation for committee participation except for travel reimbursement for Mr. Truetzel and Mr. Denison. Members of the Board who also serve as officers of the Company are not compensated for their services as directors.

Item 13.  Certain Relationships and Related Transactions.
          ----------------------------------------------

     Dwain A. Newman has assigned the leases on the Springdale and North Little Rock properties to the Arkansas Teacher Retirement System ("ATRS") as security for a $7 million loan obtained by Mr. Newman during the year ended January 31, 1993. Proceeds from this loan were used by Mr. Newman to finance the purchase of the Springdale and Fort Smith properties from the Company, to retire his mortgage indebtedness on the North Little Rock property and to pay off other loans to the Company for various real estate financing. The ATRS loan is also secured by a mortgage and security agreement on these properties and an assignment of a $1 million life insurance policy on Mr. Newman. In fiscal 2000, the Company paid Mr. Newman rent in the aggregate amount of $264,000 on the Springdale property, $144,000 on the Fort Smith property, and $504,000 on the North Little Rock property.

     Mrs. Newman's trust also owns and leases to the Company a store located in Bentonville. The Company paid the trust a total of $84,000 in rent on the property during fiscal 2000.

     The real estate transactions with Mr. Newman have simultaneously provided the Company working capital and satisfactory long-term access to the related facilities. In addition, the transactions with Mr. Newman are at rates comparable to rentals charged the Company under its third-party leases and, therefore, have had no distinguishable impact on the Company's results of operations and financial condition. All of the transactions between Mr. Newman and the Company were approved by the Board of Directors.

     All future transactions between the Company and its officers, directors, principal stockholders and affiliates will be reviewed and approved by a majority of the disinterested directors of the Company's Board, or a committee thereof, and will be on terms and conditions no less favorable to the Company than could be obtained from unaffiliated third parties.

     The Company does not intend to make any loans in the future to its officers, directors, principal stockholders or affiliates for the purchase of shares of its Common Stock. To the extent the Company makes loans to such persons for other purposes, those loans will be reviewed and approved by a majority of disinterested directors of the Company's Board, or a committee thereof, and will be on terms and conditions no less favorable to the Company than could be obtained from unaffiliated third parties.